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                            August 18, 2023

       Marc de Garidel
       Chief Executive Officer
       Abivax SA
       7-11 boulevard Haussmann
       75009 Paris
       France

                                                        Re: Abivax SA
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted July 28,
2023
                                                            CIK No. 0001956827

       Dear Marc de Garidel:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1, submitted July 28, 2023

       Our Pipeline, page 3

   1. We note your response to prior comment 4 and your revisions to the pipeline table. Please revise your pipeline
table further to remove the row labeled "Obefazimod Follow-on." In this regard we note
your disclosure that the first follow-on drug candidate in the Follow-
                                                        On Compounds Program is
not expected to be selected and enter into preclinical
                                                        development until 2024.
Alternatively, please explain how the Follow-On Compounds
                                                        Program is sufficiently
material to include in your pipeline table.
 Marc de Garidel
FirstName
Abivax SALastNameMarc de Garidel
Comapany
August 18, NameAbivax
           2023        SA
August
Page 2 18, 2023 Page 2
FirstName LastName
Our Strategy, page 6

2. We note your disclosure on page 6 that your drug candidate has displayed the potential for
         "durable efficacy and tolerability" in your Phase 2 trials. Please remove references here, and elsewhere as appropriate, to your drug candidate's safety and efficacy as those determinations are solely within the purview of the FDA and other similar regulators.
Overview of Primary Endpoints of Induction Phase 2a Clinical Trial with Obefazimod for
Treatment of UC, page 126

3. We note your response to prior comment 13 and your revised disclosure on page 126 noting that the most frequently reported adverse events reported in your Phase 2a trial included "GI disorders." Please revise your disclosure to describe with more specificity the events that were observed in this regard or otherwise advise. Evotec Drug Discovery Services Agreement, page 158

4. We note your response to prior comment 15 and your revised disclosure regarding the material terms of the Evotec Drug Discovery Services Agreement. Please revise your disclosure further to state the total aggregate amount of fees that could be due to Evotec for services provided under the agreement.
       You may contact Vanessa Robertson at 202-551-3649 or Mary Mast at 202-551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Jason Drory at 202-551-8342 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Ryan Sansom